Exhibit 99.1

Textainer Group Holdings Limited to Acquire Leased Assets Pool Company Limited

HAMILTON, Bermuda – December 2, 2019 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today announced that the Company’s wholly-owned subsidiary, Textainer Limited, has entered into an agreement to purchase Leased Assets Pool Company Limited (“LAPCO”) for an equity value of approximately $66 million in cash (constituting assets of $192 million less outstanding debt of $126 million). The Company intends to repay LAPCO’s existing debt at the closing and refinance the LAPCO containers which are managed by Textainer in one or more of the Company’s existing revolving credit facilities. The transaction is subject to certain closing conditions and is expected to close by year-end.

LAPCO owns a fleet of approximately 163,000 TEU (twenty-foot equivalent units) of intermodal containers managed by Textainer and approximately 3,000 TEU of containers managed by other container lessors. LAPCO is an indirect subsidiary of Trencor Limited, which owns approximately 48% of Textainer’s common shares. The percentage of Textainer’s owned fleet will increase to 85.4% from 80.8% following the closing of the acquisition. In connection with the transaction, Textainer engaged the services of an independent valuation consultant to determine the fair market value of LAPCO and the transaction’s consideration was supported by the valuation.

“We are very pleased with this acquisition which is in line with our strategy of focusing on our core container leasing business and bottom line. This acquisition of a large and seasoned portfolio of containers we already manage allows us to allocate Capex which will generate immediate contribution to our bottom line while minimizing risks normally associated with external fleet purchases,” commented Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited. “We expect this transaction to be accretive to earnings and to contribute to long-term growth in shareholder value,” concluded Mr. Ghesquiere.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: the expected timing and completion of the LAPCO purchase, the planned refinancing of LAPCO’s debt, the effective implementation of the Company’s strategy and the expected accretive benefits of the LAPCO transaction and contribution to long-term growth.  Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2019.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Source: Textainer Group Holdings Limited

Contact Information

Investor Relations

+1 415-658-8333

ir@textainer.com